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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                        Amendment No. 6 - Final Amendment

                    ---------------------------------------
                                   CHIREX INC.
                            (Name of Subject Company)
                    ---------------------------------------

                            COUSIN ACQUISITION, INC.
                                     RHODIA
                      (Names of Filing Persons (Offerors))
                     Common Stock, Par Value $.01 Per Share
           (Including the Associated Preferred Share Purchase Rights)
                                   170038 10 3
                         (Title of Class of Securities)
                      (CUSIP Number of Class of Securities)

                    ---------------------------------------

                                 John P. Donahue
                                   Rhodia Inc.
                            259 Prospect Plains Road
                           Cranbury, New Jersey 08512
                              Tel.: (609) 860-4370
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                    Copy to:
                    ---------------------------------------
                              Hubertus V. Sulkowski
                               Shearman & Sterling
                          114 avenue des Champs Elysees
                               75008 Paris, France
                               (33-1) 53-89-70-00

                            CALCULATION OF FILING FEE
================================================================================
    Transaction Valuation*                            Amount of Filing Fee**
--------------------------------------------------------------------------------
       $557,738,844                                       $111,547.80
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $31.25, the per share tender offer price, by 17,847,643, the sum of the (i) 15,263,977 currently outstanding shares of Common Stock sought in the Offer as of July 23, 2000, (ii) outstanding options with respect to 2,508,666 shares of Common Stock as of July 23, 2000, and (iii) 75,000 shares of Common Stock that could be purchased under the Company's employee stock purchase plan, as of July 31, 2000.
**   Calculated as 1/50 of 1% of the transaction value.
[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid: $ 111,547.80      Filing Party: Cousin Acquisition,
                                               Inc., Rhodia
     Form or Registration No.: Schedule TO     Date Filed:  August 4, 2000
     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
~    issuer tender offer subject to Rule 13e-4.
~    going-private transaction subject to Rule 13e-3.
~    amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

     This Amendment No. 6, the final amendment, amends and supplements the Tender Offer Statement on Schedule TO, as previously amended and supplemented, originally filed with the Securities and Exchange Commission (the "Commission") on August 4, 2000 by Rhodia, a French corporation ("Parent") and Cousin Acquisition, Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Parent. The Schedule TO relates to the offer by Purchaser to purchase all issued and outstanding shares of Common Stock, par value $.01 per share (the "Common Shares"), together with the associated rights to purchase preferred shares that are issued pursuant to the Rights Agreement dated as of March 31, 1997 between ChiRex Inc. and The First National Bank of Boston as Rights Agent (the "Rights" and, together with the Common Shares, the "Shares"), of ChiRex Inc., a Delaware corporation (the "Company"), at a purchase price of $31.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 4, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, which, together with any amendments or supplements thereto, collectively constitute the "Offer". Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 9 and 11

     Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

     "The Offer expired at 12:00 midnight, New York City time, on Thursday, August 31, 2000. Pursuant to the Offer, based upon a preliminary report from the Depositary, Purchaser accepted for payment 15,056,935 Shares, representing approximately 97.34% of the outstanding Shares (including 612,247 Shares tendered pursuant to the procedures for guaranteed delivery). On September 1, 2000, Rhodia issued a press release announcing the closing of the tender offer and its intention to acquire the remaining Shares through a cash merger, expected to be completed as soon as practicable. A copy of this press release is filed as Exhibit (a)(13) hereto and is incorporated herein by reference."

Item 12. Material to Be Filed as Exhibits.

(a)(13)  Press Release Issued by Parent on September 1, 2000.
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After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 1, 2000

                                  COUSIN ACQUISITION, INC.

                                  By: /s/ John P. Donahue
                                      Name:  John P. Donahue
                                      Title:  President, Secretary and Treasurer

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 1, 2000

                             RHODIA

                             By: /s/ Michel Marien
                                 Name:  Michel Marien
                                 Title: President of the Life Science Chemicals Enterprise

                                 EXHIBIT INDEX

Exhibit
No.

*(a)(1)  Offer to Purchase dated August 4, 2000.

*(a)(2)  Form of Letter of Transmittal.

*(a)(3)  Form of Notice of Guaranteed Delivery.

*(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(7) Summary Advertisement as published in The Wall Street Journal on August 4, 2000.

*(a)(8)  Joint Press Release issued by Parent and the Company on July 24, 2000.

*(a)(9) Transcript of Analyst Conference Call held on July 24, 2000, and made available for replay on July 25, 2000.

*(a)(10) Press Release Issued by Parent on August 4, 2000.

*(a)(11) Press Release issued by Parent on August 16, 2000.

*(a)(12) Press Release issued by Parent on August 17, 2000.

(a)(13)  Press Release issued by Parent on September 1, 2000.

*(d)(1) Agreement and Plan of Merger, dated as of July 24, 2000, among Parent, Purchaser and the Company.

*(d)(2) Confidentiality Agreement, dated May 26, 2000, between Parent and the Company.

*(d)(3) Confidentiality Agreement, dated June 27, 2000, between Parent and the Company.

*(d)(4) Consulting Agreement, dated as of the 24th day of July, 2000, among the Company, Michael A. Griffith and Parent.

-----------------------------
*        Previously filed.

                                       6
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*(d)(5)  Consulting Agreement, dated as of the 24th day of July, 2000, among the
         Company, Francis Jackson Wright and Parent.

*(d)(6) Extension to Consulting Agreement, dated as of the 21st day of July, 2000, between the Company and K. Barry Sharpless.

*(d)(7) Employment Agreement, dated as of the 24th day of July, 2000, among the Company, Ian D. Shott and Parent.

*(d)(8) Employment Agreement, dated as of the 24th day of July, 2000, among the Company, Bruce P. Shutts and Parent.

*(d)(9) Employment Agreement, dated as of the 24th day of July, 2000, among the Company, Stuart E. Needleman and Parent.

*(d)(10) Letter agreement re: grants of stock appreciation rights, dated as of July 21, 2000, between Parent and K. Barry Sharpless.

*(d)(11) Euros 200,000,000 multicurrency revolving credit agreement dated
         November 22, 1999.

*(d)(12) Euros 100,000,000 multicurrency revolving credit facility dated January
         24, 2000.

*(d)(13) Euros 150,000,000 revolving credit facility dated November 15, 1999.

*(d)(14) Euros 150,000,000 multicurrency revolving credit facility dated January
         3, 2000.

*(d)(15) English translation of Euros 120,000,000 multicurrency credit facility dated September 6, 1999.

*(d)(16) English translation of Euros 150,000,000 multicurrency credit facility dated August 16, 1999.

*(d)(17) Extension to Consulting Agreement, dated August 24, 2000 between the
         Company and Stephen Buchwald.

*(d)(18) Extension to Consulting Agreement, dated August 25, 2000 between the
         Company and Andrew Myers.

*(d)(19) Letter agreement re: grants of stock appreciation rights, dated August
         25, 2000, between Parent and Andrew Myers.

*(x)(24) Power of attorney from Mr. Bravard to Mr. Marien.

-----------------------------
*        Previously filed.

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